National Property REIT Corp.
Combined Consolidated Statement of Operations
Unaudited

Year Ended
December 31, 2014
Revenues
Rental income	$111,296,847
Interest income	10,541,177
Other income	14,890,726
Total revenues	136,728,750
Costs and expenses
Property operating expenses	52,640,950
Management fees	5,543,245
Depreciation and amortization	48,263,589
General and administrative expenses	8,877,148
Total costs and expenses	115,324,932
Other (expense) income
Acquisition costs	(11,071,525)
Interest expense	(71,097,935)
Fair value adjustments	(688,402)
Total other (expense) income, net	(82,857,862)
Net loss before income tax	(61,454,044)
Income tax expense	(391,121)
Net loss	(61,845,165)
Loss attributable to non-controlling interest	10,809,509
Dividends attributable to preferred shares	(60,536)
Net loss attributable to common shares	$(51,096,192)